Exhibit 99.1

Sky Solar Holdings, Ltd. Reports Third Quarter 2016 Unaudited Financial Results and Provides General Business Update

HONG KONG — February 8, 2017 /Globe Newswire/ - Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced its financial results for the third quarter of 2016 ended September 30, 2016.

Quarter Highlights:

•                  Q3 2016 total revenue of $23.4 million, up 93.4% over Q3 2015

•                  Q3 2016 electricity revenue of $17.9 million, up 58.8% over Q3 2015

•                  Q3 2016 Adjusted EBITDA of $21.4 million, compared to $3.8 million in Q3 2015, up 466.7% year-over-year; Q3 2016 annualized Adjusted EBITDA return on equity ratio of 56.2%1

•                  152.1 MW of solar parks assets in operation as of September 30, 2016.

•                  As of September 30, 2016, 90.7 MW under construction, 172.2 MW of shovel-ready projects, and 1.0 GW of solar parks in pipeline.

Business Updates (to date):

•                  Established partnership with a new strategic investor and closed on two transactions in Canada with this partner

•                  Closed on IDB financing to continue construction of remaining 62.5MW project in Uruguay

•                  Closed on refinancing term-loan for recently acquired 23MW portfolio in the US

•                  Recent sale of 23MW solar park in Greece for a total price of Euro39.7 million

Mr. Weili Su, Founder, Chairman and Chief executive officer of Sky Solar, commented, “We are pleased with our quarterly results and remain focused on establishing new strategic partnerships, efficient utilization of capital and delivering growth in our key target markets.  We are also pleased to report recent project financing with the Inter-American Development bank, sold preferred equity of our projects in Canada to new strategic investor, and closed on a refinancing of our operating portfolio in the US. We believe we are uniquely positioned and have a very bright future in the renewable energy industry and appreciate the support of our shareholders.”

Mr. Sanjay Shrestha, Chief Investment Officer of Sky Solar, and President of Sky Capital America commented, “As Mr. Su highlighted, we are pleased with our continued success to reduce overall cost of capital,  strategically utilizing capital and investing in core growth markets.  As a result of our efforts to monetize certain solar parks to unlock shareholder value, given our recent sale of  equity in our Canadian assets the sale of Greek assets, and refinancing of our existing portfolio, we believe we have sufficient liquidity to execute on our near term growth objectives.”

1  Adjusted EBITDA and annualized Adjusted EBITDA return on equity are  non-IFRS measures used by the Company to better understand its results.  Adjusted EBITDA represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impacts of share-based compensation expenses, interest expenses, impairment charges, fair value changes of financial liabilities, loss from hedge ineffectiveness on cash flow hedges and reversal of tax provision. Annualized Adjusted EBITDA return on equity ratio is Adjusted EBITDA of the applicable quarter multiplied by four, and divided by total equity as of the applicable quarter end. The Company urges you to study the reconciliations between IFRS net income and Adjusted EBITDA, and between annualized profit (loss) return on equity and annualized Adjusted EBITDA return on equity provided in this release.

Third Quarter 2016 Financial Results

Revenue was $23.4 million, up 93.4% from $12.1 million in the same period of 2015.

Electricity sales were $17.9 million in the third quarter of 2016, up 58.8% from $11.3 million in the same period of 2015. The year-over-year growth in electricity sales was primarily due to the increase in the Company’s operational IPP assets globally. Electricity sales in the third quarter of 2016 was up 14.7% from $15.6 million in the second quarter of 2016, due to seasonally higher solar irradiation across most of the Company’s major geographic markets.

Systems and other sales were $5.4 million in the third quarter of 2016, up 599.2% from $775 thousand in the same period of 2015. The year-over-year increase in systems and other sales was primary due to the sales of solar parks in Canada. Systems and other sales in the third quarter of 2016 were up 299.3% from $1.4 million in the second quarter of 2016, primarily due to the same reason.

The following table shows the Company’s sequential and year-over-year change in revenue for each category, geographic region and period indicated.

	Q3 2016	Sequential Change	Q2 2016	Year-Over- Year Change	Q3 2015
	(US$ in thousands, except percentages)
Asia	11,128	8.7%	10,242	78.0%	6,250
Electricity Sales	10,263	4.7%	9,804	69.2%	6,065
System Sales and Other	865	97.5%	438	367.6%	185
Europe	4,232	-4.6%	4,436	-2.0%	4,318
Electricity Sales	3,763	-2.8%	3,870	0.9%	3,728
System Sales and Other	469	-17.1%	566	-20.5%	590
South America	119	-70.9%	409
Electricity Sales	111	-12.9%	127
System Sales and Other	8	-97.1%	282
North America	7,882	312.9%	1,909	422.3%	1,509
Electricity Sales	3,805	107%	1,838	152.2%	1,509
System Sales and Other	4,077	5,642%	71	100%	—
Electricity Sales	17,942	14.7%	15,639	58.8%	11,302
System Sales and Other	5,419	299.3%	1,357	599.2%	775

Cost of sales and services were $10.1 million, compared to $3.6 million in the same period in 2015. The increase was mainly a result of the increase of system sales in Canada during the third quarter of 2016.

Gross profit was $13.2 million, up 56.3% from $8.5 million in the same period in 2015. Gross margin decreased to 56.6% from 70.0% in the same period in 2015 because of the higher percentage of revenue contribution from system sales and others, which had lower margin compared to electricity sales.

Selling, general and administrative (“SG&A”) expenses were $8.7 million, up 37.4% from $6.3 million in the same period in 2015 due to the increased professional service fee.

A gain on disposal of interest in subsidiaries was $9.8 million for the sale of preferred share interest in a manner that constituted the sale of a majority of the economic interests of 6MW solar parks in Canada to a new strategic investor.

Operating profit was $15.2 million in the third quarter of 2016, up 951.7% compared to $1.4 million in the same period in 2015 due to the increase of operating IPP assets and sale of preferred share interest in 6MW solar parks in Canada.

Finance costs were $2.4 million, compared to $1.1 million in the same period of 2015. The increase in finance costs was primarily due to the increased average balance of bank loans in the third quarter in 2016.

Other non-operating income was $500 thousand compared to other non-operating expense of $4.1 million in the same period of 2015. Other non-operating expenses for the third quarter of 2015 were primarily due to the fair value fluctuation of financial liabilities.

As a result of the above, the net profit for the third quarter of 2016 was $14.2 million, compared to a net loss of $5.6 million in the same period in 2015.

Basic earning per share was $0.03 and diluted earnings per share was $0.04 compared to a loss per share of $0.01 in the same period in 2015. Basic and diluted earnings per ADS were $0.28 compared to a basic loss per ADS of $0.12 and diluted loss per ADS of $0.11 in the same period in 2015.

Adjusted EBITDA was $21.4 million, compared to $3.8 million in the same period in 2015.

Pipeline Analysis

As of September 30, 2016, the Company owned and operated 152.1 MW of IPP assets, compared to $133.1 MW as of June 30, 2016.

The Company had 90.7 MW of projects under construction as of September 30, 2016, comprised of a 28.2 MW project in Japan and 62.5 MW project in Uruguay.  This compares to 27.9 MW under construction as of June 30, 2016.

In total, the Company had 1.2 GW of projects in various stages of development as of September 30, 2016, which included the projects under construction described above as well as 172.2 MW of shovel-ready projects and more than 1.0 GW of projects in pipeline. This does not include any incremental opportunities associated with project opportunities in the U.S.

Balance Sheet and Liquidity

As of September 30, 2016, the Company had bank balances and cash of $26.5 million, restricted cash of 55.6 million, trade and other receivables of $43.6 million and IPP solar park assets of $359.8 million. Total borrowing was $162.3 million, including $24.9 million of borrowing due within one year.

Use of Non-IFRS Measures

To provide investors with additional information regarding the Company’s financial results, the Company has disclosed Adjusted EBITDA and annualized Adjusted EBITDA return on equity ratio, non-IFRS financial measures, below. The Company presents these non-IFRS financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as the Company’s management does and in comparing financial results across accounting periods and to those of its peers.

Adjusted EBITDA, as the Company presents it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impacts of share-based compensation expenses, impairment charges, interest expenses, fair value changes of financial liabilities, loss from hedge ineffectiveness on cash flow hedges and reversal of tax provision.

Annualized Adjusted EBITDA return on equity ratio is Adjusted EBITDA of the applicable quarter multiplied by four, and divided by total equity as of the applicable quarter end.

The use of Adjusted EBITDA and annualized Adjusted EBITDA return on equity ratio has limitations as an analytical tool, and you should not consider them in isolation or as substitutes for analysis of the Company’s financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and (e) other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure.  In addition, the annualized Adjusted EBITDA return on equity ratio does not take into account effects of seasonality from quarter to quarter.  Because of these and other limitations, you should consider Adjusted EBITDA and annualized Adjusted EBITDA return on equity alongside the Company’s IFRS-based financial performance measures, such as profit (loss) for the period and the Company’s other IFRS financial results.

The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the period, the most directly comparable IFRS measure, for each of the periods indicated:

	Three months ended September 30,
	2016	2015
	US$ in Thousands
(Loss) profit for the period	14,224	(5,582)
Adjustments:
Income tax expense	(619)	1,886
Depreciation of property, plant and equipment	4,491	2,576
Share-based payment charged into profit or loss	198	35
Interest expenses	2,398	1,067
Impairment loss on IPP solar parks	23	732
Fair value changes of financial liabilities-FVTPL	918	3,055
Gain from hedge ineffectiveness on cash flow hedges	(273)	—
Adjusted EBITDA	21,360	3,769

The following table presents a reconciliation of annualized Adjusted EBITDA return on equity to annualized profit (loss) return on equity for the period, the most directly comparable IFRS measure, for each of the periods indicated. Annualized profit (loss) return on equity is profit (loss) return of the applicable quarter multiplied by four, and divided by total equity as of the applicable quarter end.

	Three months ended September 30,
	2016	2015
	US$ in Thousands
Annualized net (loss) profit return on equity	36.5%	-17.9%
Adjustments:
Income tax expense	-1.6%	6.0%
Depreciation of property, plant and equipment	11.8%	8.2%
Share-based payment charged into profit or loss	0.5%	0.1%
Interest expenses	6.3%	3.4%
Impairment loss on IPP solar parks	0.1%	2.3%
Fair value changes of financial liabilities-FVTPL	2.4%	9.8%
Gain from hedge ineffectiveness on cash flow hedges	-0.7%	—
Annualized Adjusted EBITDA return on equity	56.2%	12.1%

The Company believes that Adjusted EBITDA and annualized Adjusted EBITDA return on equity ratio are important measures for evaluating the results of its IPP business.

These measures are not intended to represent or substitute numbers as measured under IFRS. The submission of non-IFRS numbers is voluntary and should be reviewed together with IFRS results.

Project Capacities

Unless specifically indicated or the context otherwise requires, megawatt capacity values in this earnings release refer to the attributable capacity of a solar park. We calculate the attributable capacity of a solar park by multiplying the percentage of our equity ownership in the solar park by the total capacity of the solar park.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of September 30, 2016, the Company had developed 301 solar parks with an aggregate capacity of 284.7 MW and owned and operated 152.1 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in US and into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Company:	Investor Relations:

IR@skysolarholding.com	ICR, LLC
Vera Tang
(646) 277-1215
Vera.tang@icrinc.com

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share Amounts

(Unaudited)

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2016	2015	2016	2015
Revenue:
Electricity generation income	17,942	11,302	43,519	27,583
Solar energy system and other sales	5,419	775	8,572	7,370
Total revenue	23,361	12,077	52,091	34,953
Cost of sales and services	(10,139)	(3,618)	(21,946)	(10,961)
Gross profit	13,222	8,459	30,145	23,992
Impairment loss on IPP solar parks	(23)	(732)	(23)	(774)
Selling expenses	(215)	(251)	(607)	(859)
Administrative expenses	(8,472)	(6,072)	(19,665)	(15,440)
Other operating income	880	38	2,922	155
Gain on disposal of interest in subsidiaries	9,773	—	9,773	—
Reversal of tax provision	—	—	—	6,025
Profit from operations	15,165	1,442	22,545	13,099
Investment gains	338	2	396	149
Finance costs	(2,398)	(1,067)	(5,251)	(2,737)
Other non-operating income (expenses)	500	(4,073)	(3,302)	(5,465)
Profit before taxation	13,605	(3,696)	14,388	5,046
Income tax expense	619	(1,886)	(2,366)	789
Profit (loss) for the period	14,224	(5,582)	12,022	5,835
Other comprehensive income (loss) that may be subsequently reclassified to profit or loss:	—		—
Exchange differences on translation of financial statements of foreign operations	4,538	3,907	11,268	(6,928)
Total comprehensive income (loss) for the period	18,762	(1,675)	23,290	(1,093)
Profit (loss) for the period attributable to owners of the Company	14,081	(5,582)	11,855	5,835
Gains for the period attributable to non-controlling interests	143	—	167	—
	14,224	(5,582)	12,022	5,835
Total comprehensive income (loss) attributable to:			—
Owners of the Company	18,974	(1,706)	23,148	(1,124)
Non-controlling interests	(212)	30	142	30
	18,762	(1,676)	23,290	(1,094)
Earning (loss) per share — Basic	0.03	(0.01)	0.03	0.02
Earning (loss) per share — Diluted	0.04	(0.01)	0.03	0.02
Earning (loss) per ADS — Basic	0.28	(0.12)	0.25	0.12
Earning (loss) per ADS — Diluted	0.28	(0.11)	0.25	0.12

Sky Solar Holdings Ltd.

Condensed Consolidated Balance Sheets

USD In Thousands, Except Per Share Amounts

(Unaudited)

	September 30, 2016	December 31, 2015
	Thousand	Thousand
Current assets:
Bank balances and cash	26,479	26,272
Restricted cash	55,653	5,560
Amounts due from related parties	13,281	14,794
Trade and other receivables	43,618	31,052
Inventories	2,690	3,294
	141,721	80,972
Non-current assets:
IPP solar parks	359,796	259,423
Amounts due from related parties	3,723	2,984
Other non-current assets	28,541	17,701
	392,060	280,108
Total assets	533,781	361,080

Current liabilities:
Trade and other payables	57,796	47,912
Amount due to related parties	7,829	7,606
Tax payable	8,709	2,197
Borrowings	24,862	16,495
	99,196	74,210
Non-current liabilities:
Borrowings	137,441	84,671
Other non-current liabilities	145,225	89,480
	282,666	174,151
Total liabilities	381,862	248,361
Total assets less total liabilities	151,919	112,719
Equity:
Share capital	5	5
Reserves	146,811	112,846
Equity attributable to owners of the Company	146,816	112,851
Non-controlling interests	5,103	(132)
Total equity	151,919	112,719
Total liabilities and equity	533,781	361,080